Filed by NorthPoint Communications Group, Inc.
  Pursuant to Rule 425 under the Securities Act of 1933 and
  Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
  Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS USED BY ELIZABETH FETTER, PRESIDENT AND CEO OF NORTHPOINT COMMUNICATIONS GROUP, INC., DURING A PRESENTATION TO ANALYSTS AND OTHER PARTICIPANTS AT AN INDUSTRY CONFERENCE ON SEPTEMBER 19, 2000:

                                   DELIVERING
                                   BROADBAND
                            TO HOMES AND BUSINESSES
                                AROUND THE WORLD

                              [NORTHPOINT LOGO]

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                                         Liz Fetter
                                         President &
                                         Chief Executive Officer
                                         September 19, 2000

                                                               [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                           Securities Law Disclaimer

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

  Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation:
  NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

  NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations,
  (415) 403-4003, email: investorrelations@northpoint.net.

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                                     Agenda

[GRAPHIC]       .  NorthPoint Overview

                .  Achievements to Date

                .  The Path Forward

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                           NorthPoint Communications

                     A Leading Broadband Services Provider

[GRAPHIC]       .  Founded in May 1997

                .  Winning Business Strategy

                .  Industry Leading Network - Fastest Deployment

                .  World Class Management Team

                . Industry Leader on the Path to Profitability - 4 EBITDA positive markets -all ahead of schedule

                .  Groundbreaking Deal with Verizon

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                                    Our Goal

            To be the premier global broadband services provider

[GRAPHIC]       .  Build and grow a robust, best-of-breed broadband business

                . Revolutionize the role of the Internet on people's lives around the globe.

                .  Aggressively build long-term value

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                               Key Focus Areas

Build Scale                                                        Add Services

                                    Build
                                 Shareholder
                                    Value

Leverage Strategic Relationships                                Expand our Reach

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                            NorthPoint's Network

End Users           Central Office            Metropolitan Node

[GRAPHIC] --                                           -- Fiber -- Channel
                        [DSLAM                                     Partners
                        GRAPHIC] --            [ATM
[GRAPHIC] -- Copper --              Fiber --  SWITCH   -- Fiber -- Channel
                        [DSLAM   --           GRAPHIC]             Partners
                        GRAPHIC]
[GRAPHIC]                                              -- Fiber -- Channel
                                                                   Partners

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                            Scaling The Business

End-to-End automation

             [GRAPHIC] == [ARROW] == [GRAPHIC] == [ARROW]
              End User                   ISP      eConnect ===

             [GRAPHIC] === [ARROW] === [GRAPHIC] =====
                ILEC    Electronic     NorthPoint
                        Data Exchange

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                              Scaling The Business

eBonded Back Office Systems

[ARRANGED IN A CIRCLE LINKED BY ARROWS:]

                                 eBonded to
                                   the ISP

    Automated 24/7                                      Electronic
   maintenance and                                      prequalification
        monitoring                                      and order entry


             Automated
          provisioning
                                        Electronic Data Interchange
                                        to the ILEC

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                                    Services

NorthPoint's Network: Architected for Future Growth

                                                    --- Value Added Services
End Users   Central Office   Metropolitan Node -------- VoDSL
[GRAPHIC]     [GRAPHIC]         [GRAPHIC]           --- Content Delivery "Blast"

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                    NorthPoint's Pioneering Blast Initiative

Leveraging our unique network to deliver next generation content

                                                 NorthPoint Node
   Content Aggregators and Providers
(Digital Island, Ibeam, Coolcast, Akamai,           [GRAPHIC]  ------  [GRAPHIC]
          Networks, and others)

--- [GRAPHIC] --- [GRAPHIC] --- [GRAPHIC] ---   Content Aggregation

                                                             [NORTHPOINT LOGO]

                             [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                        Premier Strategic Relationships

NorthPoint is positioned for tremendous growth

[FASTV.COM LOGO]                        [ZDTV LOGO]                       [MICROSOFT LOGO]

                       [GLOBAL CROSSING LOGO]
                                                         [CNBC.COM LOGO]                      [INTEL LOGO]
[VERIO LOGO]           [FLASHCOM LOGO]                                    [ENRON LOGO]

[CONCENTRIC NETWORK LOGO]                [MEGAPATH NETWORKS LOGO]         [EXCITE LOGO]

[@HOME LOGO]                             [REUTERS LOGO]                                       [RADIO SHACK LOGO]

                       [CABLE & WIRELESS LOGO]                            [YAHOO! LOGO]

                                                         [VERIZON LOGO]

                                                               [NORTHPOINT LOGO]
[GRAPHIC]
                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                [NORTHPOINT LOGO]


                          Building Sustainable Value

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                               Creating Momentum

NorthPoint was the first company to...

        .  Deploy a nationwide backbone;

        .  Deploy an end-to-end, state-of-the-art OSS system;

        .  Expand internationally; and

        .  Turn profitable, as of today, in a total of 4 markets.

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

        First Global DSL Provider

                                                        .  US

                                                        .  Canada

                                                        .  Europe

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                        Capital Efficient Business Model

Rapid pace to market profitability

        Up front capital investment per market:    $4-7 million

        Penetration level required to reach
        positive EBITDA in a market:               4% business or 1% residential

        Estimated time to positive EBITDA
        in a market:                               24 months

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                             Execution Leadership

          [3 BAR CHARTS SHOWING: LINE GROWTH, REVENUE AND CO GROWTH]

                               Q1:99   Q2:99    Q3:99    Q4:99    Q1:00    Q2:00
                               -----   -----    -----    -----    -----    -----
Cumulative Lines Installed      2,900   5,700   11,800   23,500   41,300   62,000
Quarterly Revenue ($ mm)       $  1.3  $  2.5  $   5.7  $  11.6  $  20.0  $  24.4
Operational Central Offices       250     438      683    1,027    1,260    1,505

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                            Operations Improvements

 .  Successfully converted 3 more ILECs to EDI

   -  US WEST/QWEST, Ameritech and Bell Atlantic North for a total of 6 out of 7

 .  Enhanced local loop testing in place

   - Integrated Voice Response System (IVRS) allows local loop testing without human intervention unless problems exist

 .  Began rolling out "Touchless Install"

   -  Subscriber self-scheduling, test and turn-up via web

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                                   DSL Myths

Recent Concerns About DSL

 .  Must be retail to control the customer

   -  Controlling the physical loop has customer control too

 .  Wholesale doesn't have sustainable margins

   -  Layer additional services - data, voice, video, applications

 .  DSL will run out of capital

   -  Rapid profitability model

   -  Solid backing of Verizon

                                                               [NORTHPOINT LOGO]

                               [VERTICALLY, ON RIGHT SIDE:] DELIVERING BROADBAND

                                 [VERIZON LOGO]

        [NORTHPOINT LOGO]

                                            Verizon NorthPoint Deal

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                               Terms of the Deal

 .  Merger of Verizon and NorthPoint DSL businesses

 .  Formation of "new" NorthPoint

 .  NorthPoint management runs the company

 .  Maintain NorthPoint name, brand and listing

 .  Governed by an independent board

 .  55% owned by Verizon, 45% owned by NorthPoint shareholders

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                             The "new" NorthPoint

Verizon is contributing

 .  $800 million in cash, -- PLUS --

 .  Their wholesale DSL business

                                  Pro Forma Year End "new"         NorthPoint DSL assets
Verizon DSL operations today:     NorthPoint:                      & operations today:

 .  220,000 lines                  .  Over 600,000 lines            .  62,000 lines

 .  1,400 employees                .  More than 3,000 COs           .  1,200 employees

 .  1,760 operational COs          .  Estimated revenues of         .  1,505 operational COs
                                     $350 million

                                  .  163 MSAs

                                  .  63 million homes and
                                     businesses passed

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                          NorthPoint National Network

                               [MAP APPEARS HERE]

               The combined operations of NorthPoint and Verizon
              will serve 163 MSAs and offer service to 63 million
                   potential subscribers by the end of 2000.

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                                   Strategy

Key Success Factors:

Build a
National
network

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                                   Strategy

Key Success Factors:

Build a        Ensure
National       Access
Network        to Capital

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                                   Strategy

Key Success Factors:

Build a        Ensure           Maintain
National       Access           Customer
Network        to Capital       focus and
                                Execution

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                                   Strategy

Key Success Factors:

Build a        Ensure           Maintain        Scale
National       Access           Customer        the
Network        to Capital       focus and       Business
                                execution

[VERIZON LOGO]                                                 [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                                   Strategy

Key Success Factors:

Build a        Ensure           Maintain        Scale
National       Access           Customer        the
Network        to Capital       focus and       Business
                                execution

[CHECK MARK]   [CHECK MARK]     [CHECK MARK]    [CHECK MARK]

                                                               [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                            Closing Process Update

 .  Interim Financing Closed

   -  $150 Million Preferred Stock Investment closed 9/6

   -  $200 Million Purchase Money Debt available 1/1/01

 .  Necessary Approvals

   -  FCC

      .  Filed application for approval on 8/25

      .  Comments due 10/2; replies on 10/17

   -  DOJ

      .  Filed HSR filing on 9/18, commencing 30-day waiting period

   -  SEC

      .  Intend to file S-4/Proxy Statement in Q4 2000

      .  Anticipate stockholder meeting in Q1 2001

   -  States

      .  All necessary state filings have been made; approvals pending

                                                               [NORTHPOINT LOGO]

                           [VERTICALLY, ON THE RIGHT SIDE:] DELIVERING BROADBAND

                          Integration Plans Underway

 .  Experienced Integration team formed

   -  Key focus areas for planning:

      .  Network

      .  OSS

      .  Culture

   -  Physical integration will begin after closing

                                 THE BROADBAND
                               WORLD HAS CHANGED
                                 WITH THE "NEW"
                                   NORTHPOINT

                               [NORTHPOINT LOGO]